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                              November 9, 2023

       Bryan Mittelman
       Chief Financial Officer
       The Middleby Corporation
       1400 Toastmaster Drive
       Elgin, IL 60120

                                                        Re: The Middleby
Corporation
                                                            Form 10-K For
Fiscal Year Ended December 31, 2022
                                                            Response Dated
October 26, 2023
                                                            File No. 001-09973

       Dear Bryan Mittelman:

              We have reviewed your October 26, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 13, 2023 letter.

       Response dated October 26, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       27

   1. Your response to the first item of prior comment 1 reiterates information provided in your initial response, dated
October 6, 2023, and continues to include a materiality
                                                        qualification.
Accordingly, we reissue this portion of our comment. Explain to us how you considered providing
specific disclosure regarding the climate-related changes and opportunities
identified in our prior comment, and tell us how you assessed materiality.
                                                        Your response should
discuss the climate-related changes in demand and competition you have experienced, and
explain how you determined there were not material for purposes of disclosure, taking
into account your statements that "action on climate change is an area of focus for our
industry" and you expect "additional future opportunities to develop and sell sustainable
products."
 Bryan Mittelman
FirstName LastNameBryan
The Middleby  Corporation Mittelman
Comapany 9,
November  NameThe
             2023 Middleby Corporation
November
Page 2    9, 2023 Page 2
FirstName LastName
      Please contact Charli Gibbs-Tabler at 202-551-6388 or Jennifer Angelini at 202-551-
3047 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Bryan Mittleman